SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

HANOVER DIRECT, INC.

(Name of the Issuer)

Chelsey Acquisition, Inc.

Chelsey Direct, LLC

Chelsey Finance, LLC

Chelsey Capital Profit Sharing Plan

DSJ International Resources Ltd.

William Wachtel

Stuart Feldman

(Name of Persons Filing Statement)

Common Stock, $.0.01 par value per share

(Title of Class of Securities)

410783302

(CUSIP Number of Class of Securities)

Daniel J. Barsky, Esq.

Senior Vice President, General Counsel and Secretary

Hanover Direct, Inc.

1500 Harbor Boulevard

Weehawken, New Jersey 07086

(201) 272-3425

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Persons Filing Statement)

With copies to:

Martin Nussbaum, Esq.

Dechert LLP

30 Rockefeller Plaza

New York, NY 10112-22000

212-698-3500

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an Proxy Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: ☒

Calculation of filing fee:
Transaction Valuation:$1,765,403.50*	Amount of Filing Fee: $188.90

* For purposes of calculating the filing fee only. The transaction valuation is determined based upon the product of (i) 7,061,614 shares of common stock of Hanover Direct, Inc. outstanding on December 11, 2006 (which excludes treasury shares and shares owned by Chelsey Direct, LLC and its affiliates that will be cancelled in connection with the merger), and (ii) the merger consideration of $0.25 per share of common stock (equal to $1,765,403.50). There are no outstanding stock options to purchase shares of Hanover Direct, Inc. common stock with a per share exercise price less than $0.25. The amount of the filing fee, calculated in accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, was determined by multiplying 0.000107 by the aggregate transaction valuation of $1,765,403.50.

☒    Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $188.90

Form or Registration No.: Schedule 14A

Filing Party: Hanover Direct, Inc.

Date Filed: December 15, 2006

Introduction

This Rule 13e-3 Transaction Statement (this “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Hanover Direct, Inc., a Delaware corporation (“Hanover,” the “Issuer” or the “Company”), the issuer of common stock, par value $0.01 per share (the “Common Stock”), that is subject to the Rule 13e-3 transaction, (2) Chelsey Direct, LLC, a Delaware limited liability company (“Chelsey”), (3) Chelsey Acquisition , Inc. a Delaware corporation and a wholly owned subsidiary of Chelsey (“MergerCo”), (4) Chelsey Capital Profit Sharing Plan, a New York [TO BE ADDED] (the “Chelsey Plan”), is the sole member of Chelsey and Chelsey Finance, LLC, (5) DSJ International Resources Ltd. (“DSJI”), a New York corporation, the sponsor of the Chelsey Plan, (6) Chelsey Finance, LLC, a New York limited liability company (“Chelsey Finance”), wholly owned by the Chelsey Plan and is a stockholder of Hanover, (7) William Wachtel, the Chairman of the board of directors of Hanover, the sole Manager of Chelsey and the sole officer and director of MergerCo and (8) Stuart Feldman, a director of Hanover, the sole officer and director of DSJI and a principal beneficiary of the Chelsey Plan (together with Hanover, Chelsey, MergerCo, the Chelsey Plan, DSJI, Chelsey Finance and William Wachtel, the “Filing Persons”).

This Statement relates to the Agreement and Plan of Merger dated as of November 27, 2006 (the “Merger Agreement”) by and among Chelsey, MergerCo and the Company. The Merger Agreement provides, among other things, for the merger of MergerCo into the Company (the “Merger”) with the Company continuing as the surviving corporation (the “Surviving Corporation”). In the Merger, (a) each outstanding share of Common Stock of the Company will be converted into the right to receive $0.25 in cash, without interest and less withholding taxes (except that any shares held by Chelsey or any Chelsey affiliate or held in the Company’s treasury which will be canceled) and (b) each outstanding share of Series C Preferred Stock, par value $.01 per share (the “Series C Preferred”) of the Company will be cancelled and (c) the warrant held by Chelsey to acquire 10,529,366 shares of Common Stock will be cancelled.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from stockholders of the Company in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes, exhibits and appendices thereto, is expressly incorporated herein by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein have the meanings assigned to them in the Proxy Statement.

All information contained in, or incorporated herein by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

ITEM 1. SUMMARY TERM SHEET.

The information in the Proxy Statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The information set forth on the cover page of the Proxy Statement and in the Proxy Statement under the captions “SUMMARY TERM SHEET - The Companies” and “PARTIES INVOLVED IN THE PROPOSED MERGER” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “INFORMATION CONCERNING THE ANNUAL MEETING AND THE MERGER,” “SUMMARY TERM SHEET - The Companies” and on the cover page of the Proxy Statement is incorporated herein by reference.

(c)-(d) The information set forth in the Proxy Statement under the caption “COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN HANOVER COMMON STOCK” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

(a)-(b) The information set forth in the Proxy Statement under the captions “PARTIES INVOLVED IN THE PROPOSED MERGER,” “INFORMATION REGARDING THE CHELSEY GROUP,”, “SUMMARY TERM SHEET - The Companies, -the Merger and -Interests of Certain Persons in the Merger,” SPECIAL FACTORS -Interests of Certain Persons in the Merger and - Plans for Hanover After the Merger” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(c) “PARTIES INVOLVED IN THE PROPOSED MERGER,” “INFORMATION REGARDING THE CHELSEY GROUP,” “ELECTION OF DIRECTORS” and “EXECUTIVE COMPENSATION – Executive Officers,” “SUMMARY TERM SHEET -Interests of Certain Persons in the Merger,” SPECIAL FACTORS -Interests of Certain Persons in the Merger, and - Plans for Hanover After the Merger” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) (1). Not applicable.

(a) (2). The information set forth in the Proxy Statement and under the following captions in incorporated herein by reference: “SUMMARY TERM SHEET– the Merger, – Going Private Transaction and –Information Regarding the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING – Vote Required,” “SPECIAL FACTORS - Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, -Valuation Analysis Of Goldsmith, Agio, Helms & Lynner, -Chelsey’s Purpose, Reasons For and Structure of the Merger, -Position of Chelsey as to Fairness of the Merger, -Interests of Certain Person in the Merger, – Certain Effects of the Merger, - Accounting Treatment and – Material United States Federal Income Tax Consequences” and “THE MERGER AGREEMENT.” Appendix A to the Proxy Statement is also incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET– The Merger and -Going Private Transaction,” “SPECIAL FACTORS - Certain Effects Of The Merger, - Interests of Certain Persons in the Merger and – Plans for Hanover after the Merger,” “THE MERGER AGREEMENT,” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET– Appraisal Rights” and “APPRAISAL RIGHTS” is incorporated herein by reference. Appendix B to the Proxy Statement is also incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS -Recommendation of the Board of Directors; Reasons for the Merger and – Provision for Unaffiliated Stockholders” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS AND AGREEMENTS.

(a) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS - Background of the Merger, - Interests of Certain Persons in the Merger,” “TRANSACTIONS IN HANOVER COMMON STOCK,” “PAST TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “RELATED PARTY TRANSACTIONS,” EXECUTIVE COMPENSATION – Information Regarding Executive Compensation, - Stock Options and Stock Appreciation Rights, - Employment Contracts, Termination of Employment and Change-in-Control Arrangements” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions SPECIAL FACTORS - Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, -Chelsey’s Purpose; Reasons For and Structure of the Merger, -Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger and - Plans for Hanover After the Merger,” “PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS,” “RELATED PARTY TRANSACTIONS,” “CERTAIN LEGAL PROCEEDINGS REGARDING THE MERGER,” “ELECTION OF DIRECTORS” and “CORPORATE GOVERNANCE AND BOARD COMMITTEES” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – the Merger, -Going Private Transaction and - Interests of Certain Persons in the Merger,” “SPECIAL FACTORS - Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, -Chelsey’s Purpose; Reasons For and Structure of the Merger and - Interests of Certain Persons in the Merger,” “THE MERGER AGREEMENT,” “EXECUTIVE COMPENSATION – Information Regarding Executive Compensation, - Stock Options and Stock Appreciation Rights, - Employment Contracts, Termination of Employment and Change-in-Control Arrangements,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “RELATED PARTY TRANSACTIONS” is incorporated herein by reference. Appendices A and B to the Proxy Statement are also incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - the Merger and -Going Private Transaction,” and “SPECIAL FACTORS - Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, -Chelsey’s Purpose; Reasons For and Structure of the Merger, -Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger, - Plans for Hanover After the Merger” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - The Merger, -Going Private Transaction,” “SPECIAL FACTORS – Background of the Merger, - Interests of Certain Persons in the Merger, -Chelsey’s Purpose; Reasons For and Structure of the Merger, - Certain Effects of the Merger, - Plans for Hanover After the Merger,” “THE MERGER AGREEMENT” and “INFORMATION REGARDING THE CHELSEY GROUP” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” and “SPECIAL FACTORS - Background of the Merger, -Recommendation of the Board of Directors; Reasons for the Merger, Chelsey’s Purpose; Reasons For and Structure of the Merger, -Position of Chelsey as to Fairness of the Merger, – Certain Effects of the Merger and - Plans for Hanover After the Merger” is incorporated herein by reference.

(b)-(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - the Merger, - Going Private Transaction, -Position and Recommendation of Board of Directors; Position of Chelsey, - Interests of Certain Persons in the Merger, -Reasons for the Merger and - Material Federal Income Tax Consequences,” “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger, -Valuation Analysis Of Goldsmith Agio, Helms & Lynner, - Chelsey’s Purpose; Reasons for and Structure of the Merger, -Position of Chelsey as to Fairness of the Merger, - Interests of Certain Persons in the Merger, - Certain Effects of the Merger, - Plans for Hanover After the Merger and - Material United Stated Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “SPECIAL FACTORS - Certain Effects of the Merger, - Plans for Hanover After the Merger, - Interests of Certain Persons in the Merger and – Material United States Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Recommendation, - Valuation Analysis of Goldsmith, Agio, Helms & Lynner, LLC and - Reasons for the Merger” “SPECIAL FACTORS- Background of the Merger, -Recommendations of the Board of Directors, Reasons for the Merger

and - Chelsey’s Purpose; Reasons for and Structure of the Merger,” QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER” , “INFORMATION CONCERNING THE ANNUAL MEETING,” “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger; - Valuation Analysis Of Goldsmith Agio, Helms & Lynner, - Position of Chelsey as to Fairness of the Merger,” “THE MERGER AGREEMENT,” “SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION,” “FINANCIAL PROJECTIONS,” “COMMON STOCK MARKET PRICE AND DIVIDEND INFORMATION” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement and Exhibit (c) attached hereto are also incorporated herein by reference.

(c) The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required. The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING – Record Date and Quorum Requirement and – Vote Required, - Voting on Other Matters and – Additional Voting Information,” “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger, - Valuation Analysis Of Goldsmith Agio, Helms & Lynner, - Position of Chelsey as to Fairness of the Merger” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET-Position and Recommendation of Board of Directors and Position of Chelsey,” “SPECIAL FACTORS - Background of the Merger and - Recommendation of the Board of Directors; Reasons for the Merger” is incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET- The Merger, -Position and Recommendation of Board of Directors and Position of Chelsey,”” “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger” is incorporated herein by reference.

(f) The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger, Chelsey’s Purpose; Reasons for and Structure of the Merger, - Position of Chelsey as to Fairness of Merger” is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Valuation Analysis of Goldsmith, Agio, Helms & Lynner, - Position and Recommendation of Board of Directors, Position of Chelsey” and “SPECIAL FACTORS - Background of the Merger, - Recommendation of the Board of Directors; Reasons for the Merger, -Valuation Analysis of Goldsmith, Agio, Helms & Lynner, - Position of Chelsey as to Fairness of the Merger” and “WHERE YOU CAN FIND MORE INFORMATION” and “INCORPORATION BY REFERENCE” is incorporated herein by reference. Exhibit (c) attached hereto is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - The Merger and - Financing, Source of Funds,” “SPECIAL FACTORS - Financing and Source of Funds” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(c) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING - Solicitation, Revocation and Use of Proxies,” “SPECIAL FACTORS - Fees and Expenses” is incorporated herein by reference.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Financing, Source of Funds,” “SPECIAL FACTORS - Financing; Source of Funds” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - Interests of Certain Persons in the Merger,” “SPECIAL FACTORS - Interests of Certain Persons in the Merger,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “TRANSACTIONS IN HANOVER COMMON STOCK” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “TRANSACTIONS IN HANOVER COMMON STOCK” is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

(d) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET - the Merger, - Going Private Transaction, -Recommendation, - Interests of Certain Persons in the Merger, -Information Regarding the Annual Meeting,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING” and “SPECIAL FACTORS – Background of the Merger” - Recommendation of the Board of Directors; Reasons for the Merger, - Position of Chelsey as to Fairness of the Merger, and - Interests of Certain Persons in the Merger” and “THE MERGER AGREEMENT” is incorporated herein by reference. Appendix A to the Proxy Statement is also incorporated herein by reference.

(e) The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET – Position and Recommendation of the Board of Directors and Position of Chelsey and - Reasons for the Merger,” “INFORMATION CONCERNING THE ANNUAL MEETING -Solicitation, Revocation and Use of Proxies” and “SPECIAL FACTORS - Background of the Merger, - Recommendations of the Board of Directors, Reasons for the Merger, - Chelsey’s Purpose; Reasons for and Structure of the Merger and - Position of Chelsey as to Fairness of the Merger” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

(a) The information set forth in the Proxy Statement under the captions “SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA,” “PRO FORMA FINANCIAL INFORMATION,” “FINANCIAL PROJECTIONS,” “WHERE YOU CAN FIND MORE INFORMATION” and “DOCUMENTS INCORPORATED HEREIN BY REFERENCE” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “PRO FORMA FINANCIAL INFORMATION” is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET– Information Regarding the Annual Meeting” is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET - the Merger, - Going Private Transaction, -Position and Recommendation of Board of Directors and Position of Chelsey, - Interests of Certain Persons in the Merger,” “QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THE MERGER,” “INFORMATION CONCERNING THE ANNUAL MEETING - Solicitation, Revocation and Use of Proxies” and “SPECIAL FACTORS -Interests of Certain Persons in the Merger, - Plans for Hanover After the Merger, - Financing, Source of Funds, and – Fees and Expenses” and “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

(b) The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS.

(a) Preliminary Proxy Statement and Form of Proxy Card, including all appendices thereto, (incorporated herein by reference to the Schedule 14A Preliminary Proxy Statement filed with the SEC concurrently with this Statement).

(b) None.

(c) Valuation Analysis of Goldsmith, Agio, Helms & Lynner, LLC dated November 8, 2006 attached hereto.

(d) Agreement and Plan of Merger, dated November 27, 2006, between Chelsey Direct, LLC, Chelsey Acquisition, Inc. and Hanover Direct, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement filed concurrently with this Statement).

(e) None.

(f) Section 262, Appraisal Rights, of the Delaware General Corporation Law (incorporated herein by reference to the Schedule 14A Preliminary Proxy Statement filed with the SEC concurrently with this Statement).

(g) None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: December 15, 2006
HANOVER DIRECT, INC.
(Registrant)
By: /s/ Wayne P. Garten
Wayne. P. Garten,
President
and Chief Executive Officer
(On behalf of the registrant and as principal executive officer)

Date: December 15, 2006
CHELSEY DIRECT, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager
Date: December 15, 2006
CHELSEY ACQUISITION, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager

Date: December 15, 2006
CHELSEY FINANCE, LLC

By: /s/ William B. Wachtel
William Wachtel, Manager

Date: December 15, 2006
DSJ INTERNATIONAL RESOURCES, LTD.

By: /s/ Stuart Feldman
Stuart Feldman, President

Date: December 15, 2006	CHELSEY PROFIT SHARING PLAN
By, DSJ International Resources, Ltd., as plan sponsor

By: /s/ Stuart Feldman
Stuart Feldman, President

Date: December 15, 2006	/s/ William Wachtel
William Wachtel

Date: December 15, 2006	/s/ Stuart Feldman
Stuart Feldman